Sub-Item 77M: Mergers

The Hartford U.S. Government Securities Fund

The Hartford U.S. Government Securities Fund, a series of The Hartford Mutual Funds II, Inc., merged into The Hartford Inflation Plus Fund, a series of The Hartford Mutual Funds, Inc., on February 19, 2010.  No shareholder vote required.